Exhibit 99.2 Corporate Communications

CNH Industrial N.V. announces pricing of its $500 million 3.850% notes due 2027

London, November 9, 2017

Following the previous announcement by CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) of the launch of a benchmark notes issuance denominated in U.S. dollars, CNH Industrial announces that it has priced $500 million in aggregate principal amount of 3.850% notes due 2027, with an issue price of 99.384%.

The offering is expected to close on November 14, 2017. CNH Industrial N.V. intends to use the net proceeds from this offering for working capital and other general corporate purposes.

The notes, which are senior unsecured obligations of CNH Industrial N.V., will pay interest semi- annually on May 15 and November 15 of each year, beginning on May 15, 2018. The notes will mature on November 15, 2027.

BofA Merrill Lynch, J.P. Morgan and Wells Fargo Securities are acting as the joint book-running managers and underwriters for the offering. The offering is being made pursuant to an effective shelf registration statement filed with the U.S. Securities and Exchange Commission on September 11, 2015. Copies of the preliminary prospectus supplement and the accompanying prospectus for the offering may be obtained by contacting BofA Merrill Lynch at 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, toll-free at 1-800-294-1322 or at dg.prospectus_requests@baml.com; J.P. Morgan Securities LLC at 383 Madison Avenue, New York, NY, 10179, Attn: Investment Grade Syndicate Desk, 3rd Floor, or by telephone at (212) 834-4533; or Wells Fargo Securities at 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attn: WFS Customer Service, toll-free at (800) 645-3751 or at wfscustomerservice@wellsfargo.com. Copies of the preliminary prospectus supplement and the accompanying prospectus for the offering are also available on the website of the U.S. Securities and Exchange Commission at http://www.sec.gov.

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This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

This press release contains forward-looking statements. These statements reflect current beliefs, as well as assumptions made by, and information available to, the entities referred to in this press release. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include, among others, changes in the general economic and competitive situation, particularly in the CNH Industrial group’s businesses and markets. In addition, future results and developments could be affected by the performance of financial markets, fluctuations in exchange rates and changes in national and supranational law. None of the companies referenced in this press release undertake any obligation to update forward-looking statements.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com